

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

**StanCorp Equities, Inc.**

We have reviewed management's statements, included in the accompanying StanCorp Equities, Inc. Exemption Report, in which (1) StanCorp Equities, Inc. ("the Company") identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(i), (the "exemption provisions") and (2) StanCorp Equities, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Mayer Hoffman McCann P.C.*

Minneapolis, Minnesota
March 21, 2023

**Mayer Hoffman McCann P.C.**
**An Independent CPA Firm**
222 S. Ninth Street, Suite 1000
Minneapolis MN 55402

Phone: 612.339.7811
Fax: 612.339.9845
**mhmcpa.com**

A member of Kreston Global – a global network of accounting firms

# STANCORP EQUITIES, INC.'S EXEMPTION REPORT

We as members of management of StanCorp Equities, Inc. (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief, we state the following:

(1) We identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the year ended December 31, 2022 without exception.



       3/21/23

Signature                                   Date

President

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